BRIGUS GOLD CORP.
Year ended December 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Brigus Gold Corp. (“Brigus” or the “Company”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011.

Effective January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS” or “GAAP”) as issued by the International Accounting Standards Board (“IASB”), using a transition date of January 1, 2010. As a result, the consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with IFRS, as issued by the IASB with the adoption of IFRS 1, as required. For reporting periods ended prior to January 1, 2011, the Company had prepared and filed its financial statements in accordance with United States generally accepted accounting principles (“US GAAP”). Detailed reconciliations of 2010 figures previously reported under US GAAP to IFRS are provided in note 32 to the December 31, 2011 consolidated financial statements.

The information presented in this MD&A is as of March 28, 2012. All of the financial information presented herein is expressed in United States dollars (“US dollars” or “USD”), unless otherwise stated. Canadian dollars are indicated by the symbol “Cdn$”. The first, second, third, and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW OF THE BUSINESS

Brigus is a growing junior Canadian gold producer committed to maximizing shareholder value through efficient production, targeted exploration and select acquisitions. Brigus is engaged in gold mining, including extraction, processing, and refining, as well as related activities including exploration and development of mineral deposits in Canada.

The Company operates the wholly-owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada.  The Company’s Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. The Black Fox open pit mine commenced commercial production from Phase 1 in May 2009 and Phase 2 in April 2011. The Black Fox underground mine operates in conjunction with the Black Fox open pit mine. Commercial production at the Black Fox underground mine commenced in Q4 2011. The Company’s exploration program has identified various zones on the Black Fox Complex, most notably the 147 Zone and the Contact Zone, which have both produced excellent exploration drilling results to date. In the fourth quarter of 2011, the Company announced an initial NI 43-101 compliant, independent mineral resource estimate for the 147 and Contact Zones which added more than 50 percent to the gold resource at the Black Fox Complex.

Brigus is also evaluating the Goldfields Project located in northern Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Q4 2011, a pre-feasibility study was completed on the Goldfields Project indicating a net present value of $144.3 million. In Mexico, Brigus has completed its transaction to sell a 75% interest in the Ixhuatán Project located in the state of Chiapas to Cangold Limited (“Cangold”).  In the Dominican Republic, the Company has an interest covering three mineral exploration projects which are subject to a signed option agreement with Everton Resources Inc. (“Everton”), whereby Everton can acquire the Company’s remaining interests in these projects.

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2011 HIGHLIGHTS

•	Sold 57,001 ounces of gold at an average realized price of $1,533 per ounce.
•	Processed 725,541 tonnes of ore at an average grade of 2.54 grams of gold per tonne and an average recovery of 94.2%.
•	Generated net income of $15.8 million and earnings per share of $0.08.
•	Strengthened the balance sheet by repaying the remaining balance of $22.0 million on the Black Fox Project Facility.
•	Raised $50.0 million from the issuance of senior unsecured convertible debentures.
•	Completed an $8.2 million flow-through share financing to fund Canadian exploration and development activities.
•	Commenced production from Phase 2 of the open pit in April 2011 and achieved commercial production in the underground in October 2011.
•	Released an initial NI 43-101 compliant, independent mineral resource estimate for the 147 and Contact Zones on the Black Fox Complex increasing the resource on the Black Fox Complex by more than 50%.
•	Commenced Phase 1 of the Black Fox Mill optimization, which is expected to increase processing capacity by 5-10%, up to 2,200 tonnes per day by mid 2012.
•	Released significant exploration drilling results from the 147 and Contact Zones.
•	Signed a revised option agreement with Everton for the sale of the Company’s remaining 50% interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic.
•	Signed a definitive option agreement providing Cangold Ltd. with the option to acquire a 75% interest in the Ixhuatán Gold Project.

OUTLOOK

The Company expects gold production to increase quarter over quarter until it reaches a steady state output of 25,000 ounces per quarter. In 2012, Brigus is forecasting gold production of 77,000 to 85,000 ounces at cash costs per ounce of $775 - $825 as follows:

2012	Low	High
Q1	15,500	17,000
Q2	18,000	21,000
Q3	21,500	23,000
Q4	22,000	24,000
Total	77,000	85,000

Planned capital expenditures for 2012 are estimated to be $45 million.  This includes an estimated $19 million related to underground development, $15 million related to Phase 2 capital stripping and Phase 3 overburden removal, $8 million related to mining equipment purchases and overhauls and $3 million relating to the completion of the mill expansion.

The Company plans to spend $8 million in exploration expenditures during 2012 at the 147 Zone and Contact Zone to convert Inferred ounces to Indicated ounces through systematic in-fill drilling and to expand the resource. The 2012 exploration budget has been funded by a flow-through share financing which was completed in December 2011. Underground exploration at the Black Fox Mine is expected to begin in the second half of 2012. Continued positive exploration drill results from targets such as the Contact Zone, the 147 Zone, Gibson and Grey Fox South represent near term potential to expand gold resources and reserves. To date, the Company has systematically explored 25 percent of the Black Fox Complex. Significant upside potential remains on the rest of the property which covers an area of approximately 18 square kilometres within the Timmins Mining District, Ontario.

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In March 2012, the Company completed a $15 million bought-deal equity financing. The net proceeds of the offering will be used to fund development activities at the Company’s Black Fox Mine, for general corporate purposes, exploration and working capital.

CONSOLIDATED FINANCIAL RESULTS

	For the three months ended		For the years ended
		December 31		December 31
($ thousands, except per share and ounces)	2011	2010	2011	2010
Revenue from the sale of gold	$21,107	$22,467	$71,855	$85,935
Direct operating costs	$14,843	$11,424	$45,922	$37,422
(Loss) income from operations	$(369)	$61	$(4,010)	$17,394
Net income (loss) and comprehensive income (loss)	$2,168	$(29,058)	$15,769	$(55,530)
Basic earnings (loss) per share	$0.01	$(0.25)	$0.08	$(0.48)
Diluted earnings (loss) per share	$0.01	$(0.25)	$0.08	$(0.48)
Cash flows from operations	$9,159	$(1,320)	$19,090	$16,630
Gold sales in ounces	14,702	16,431	57,001	69,922
Total cash cost per ounce of gold sold (1)	$1,066	$671	$958	$518

(1)	Total cash cost per ounce gold sold is a non-GAAP measure and is not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation. Refer to the table under the section “Reconciliation of Cash Costs per Ounce” for the calculation of cash costs per ounce of gold.

REVIEW OF ANNUAL FINANCIAL RESULTS

During 2011, the Company sold 57,001 ounces of gold compared to sales of 69,922 ounces in 2010. Revenue for the year ended December 31, 2011 was $71.9 million, compared to $85.9 million in 2010. Revenue related to the sale of 9,842 ounces of underground development ore has not been classified as revenue as it was mined prior to the underground mine entering commercial production. The proceeds from the sale of the underground development ore mined during the pre-production period, which totalled $15.5 million, have been credited against capitalized development costs and have not been recorded as revenue for the period ending December 31, 2011. Total revenue for the period ending December 31, 2011, including the proceeds from the sale of pre-production underground development ore are $87.4 million, a $1.5 million increase compared to 2010. The increase in total revenue in 2011 compared to 2010, after giving effect to the inclusion of underground development ore, is the result of a 56% increase in realized gold price per ounce from $981 in 2010 to $1,533 in 2011, which was partially offset by a 19% decrease in the number of ounces sold relating to the high volume of development activity which occurred in the open pit and underground mine during 2011.

During 2011, 50,897 ounces of the total annual production was sold at spot rates, at an average realized price of $1,589 per ounce. The remaining 6,104 ounces were delivered against the gold stream agreement with Sandstorm Resources Ltd. (“Sandstorm”) at an average realized price of $1,072. Sales to Sandstorm resulted in cash proceeds of $500 per ounce as well as the recognition of deferred revenue of $3.5 million. For the year ended December 31, 2010, 52,729 ounces were delivered against gold forward sales contracts at a realized price of $876 per ounce, with the balance of 17,193 ounces sold at spot rates, at an average of $1,228 per ounce.

During the year ended December 31, 2011, 55,756 ounces of gold were produced compared to 67,499 ounces in 2010. In 2011, 604,166 ore tonnes were mined, at an average grade of 2.65 gpt, compared to 792,482 ore tonnes, at an average grade of 3.09 gpt in 2010.

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Direct operating costs, which include mining and processing costs, for the year ended December 31, 2011 totalled $45.9 million, compared to $37.4 million for the year ended December 31, 2010. The increase in direct operating costs is a result of the increase in the operating strip ratio in the open pit mine from 7:1 in 2010 to 11:1 in 2011, higher labour costs associated with an increase in the size of the underground mine workforce and an increase in wages resulting from the increasing demand for workers in the Timmins area, and higher diesel costs resulting from increased consumption and a higher average price in 2011 compared to 2010. External costs also increased in 2011 as a result of the use of contract drilling and crushing services which were not incurred in 2010. During the year, the Company recognized an impairment of $0.7 on the low grade stockpiled ore compared to a write down of $1.2 million in 2010. These write downs were recorded within direct operating costs.

The open pit cost per tonne for the year ended December 31, 2011 was $2.80 compared to $3.14 in 2010. The lower cost per tonne in 2011 relates to the increase in the total tonnes mined in 2011 compared to 2010. In 2011 a total of 9.9 million tonnes were mined, compared to 6.4 million in 2010. There was no capital stripping in 2010, except for overburden removal associated with Phase 2 of the open pit, as Phase 1 was nearing completion, therefore all the tonnes mined in 2010 were classified as either ore tonnes or operating waste tonnes.

The underground mine reached commercial production at the beginning of Q4 2011. The underground cost per tonne for the fourth quarter of 2011was $79.30. The underground cost per tonne was approximately $70.00 during October and November and increased to $118.00 during December 2011. The increase in the cost per tonne in December was as the result of a decrease in the tonnes mined as the Company adjusted mining techniques in an effort to increase grade and reduce dilution.

Milling cost per tonne in 2011 was $16.79 compared to $14.36 in the same period in 2010. Total tonnes milled in 2011 and 2010 were 725,541 tonnes and 718,400 tonnes, respectively. The increase in milling costs relates to higher labour costs as well as an increase in power usage and rates.

Corporate administration expenses were $12.4 million for the year ended December 31, 2011 compared to $13.4 million the same period in 2010, a decrease of $1.0 million. Corporate administration costs include expenses related to the overall management of the Company, which are not part of direct operating costs. The decrease in costs in 2011 compared to 2010 was the result of non-recurring expenses relating to the completion of the business acquisition between Apollo and Linear, as well as costs incurred to restructure the Company’s debt instruments.

In 2010, the Company recognized an impairment of $2.4 million related to the Huizopa exploration property. There were no further write-downs, or reversals of previously recorded write-downs, related to the Huizopa property for the period ending December 31, 2011.

During the year ended December 31, 2011, the Company recorded net income of $15.8 million, or $0.08 per share, compared to a net loss of $55.5 million, or $(0.48) per share, in the same period in 2010. Net income in 2011 is attributable to a $10.5 million gain on the fair value adjustment related to the conversion option on the Company’s convertible debentures and a $10.8 million gain on the mark-to-market adjustment related to the Company’s equity-linked financial instruments. Both of these financial instruments are derivatives which are required to be marked-to-market each reporting period. The conversion option on the convertible debt is fair valued using the Black-Scholes option pricing model and therefore any fluctuation in the Company’s share price will impact the fair value of the conversion option. The fair value of the equity-linked financial instruments is based on quoted market prices for warrants which are publically traded. The net loss in 2010 was mainly due to a $51.8 million loss on the fair value adjustment relating to the Company’s gold forward sales contracts, which were unwound in the fourth quarter of 2010.

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REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of 2011, the Company sold 14,702 ounces of gold compared to 16,431 ounces in 2010. Revenue for Q4 2011 was $21.1 million compared to $22.5 million for the same period in 2010. The decrease in revenue is due to lower production in Q4 2011 compared to the same period in 2010, which was partially offset by higher realized gold prices.

Of the total ounces sold in the quarter, 13,002 were sold at spot rates at an average realized price of $1,668 and 1,700 ounces were delivered against the gold stream agreement with Sandstorm for cash proceeds of $500 per ounce as well as the recognition of deferred revenue of $1.0 million. Revenue totalling $2.3 million, related to the sale of pre-production ore extracted from the underground mine during Q3 2011 which was not processed through the mill until Q4 2011, was credited against capital expenditures. Total ounces sold in Q4 2011 decreased due to lower overall production in the quarter.

The Company recorded net income of $2.1 million for the quarter ended December 31, 2011, compared to a net loss of $29.0 million in the same period in 2010. Net income in the quarter was attributable to positive fair value adjustments of $1.3 million and $3.2 million relating to the Company’s equity-linked financial instruments and the conversion option on the Company’s convertible debt, respectively. The net loss in 2010 was primarily attributable to a $20.3 million mark-to-market loss on the Company’s gold forward sales contracts, all of which were settled at the end of 2010.

Direct operating costs for the quarter ended December 31, 2011 were $14.8 million, compared to $10.1 million for the quarter ended December 31, 2010, an increase of $4.7 million. The increase in direct operating costs relates to higher diesel costs, increased maintenance activity, external costs relating to the use of contract drilling and crushing equipment as well as an increase in the operating strip ratio in the open pit from 8.7:1 in 2010 to 10.4:1 in 2011.

The open pit cost per tonne mined in Q4 2011 was $2.84 compared to $4.78 in the fourth quarter of 2010. The lower cost per tonne mined in 2011 is driven by the increase in the total tonnes mined in Q4 2011 compared to Q4 2010. In Q4 2011, a total of 2.6 million tonnes were mined, compared to 1.2 million in Q4 2010. There was no capital stripping in 2010 as Phase 1 of the open pit was nearing completion and therefore any tonnes mined which were not ore tonnes were considered operating waste tonnes.

Milling cost per tonne in 2011 was $17.13, compared to $15.52 per tonne for the same period in 2010. Total tonnes milled during Q4 2011 were 175,150 compared to 183,683 tonnes for the same period in 2010. The higher cost per tonne milled is a result of increased labour costs as well as higher power rates and usage.

Corporate administration expenses totalled $1.8 million for the fourth quarter of 2011 compared to $2.8 million the same period in 2010. The decrease is primarily related to one-time charges in Q4 2010 related to the completion of the business acquisition between Apollo and Linear as well as costs incurred to restructure the Company’s debt instruments.

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RESULTS OF OPERATIONS

	For the three months ended		For the year ended
	December 31		December 31
	2011	2010	2011	2010
Metal Sales
Gold (ounces)	14,702	16,431	57,001	69,922
Silver (ounces)	948	591	2,803	1,943
Average realized gold price – including Sandstorm	$1,599	$980	$1,533	$981
Average realized gold price – excluding Sandstorm	$1,668	-	$1,589	-
Production
Open pit ore tonnes mined	137,271	118,334	433,267	792,482
Open pit operating waste tonnes mined	1,426,653	1,025,728	4,849,506	5,561,932
Open pit capital stripping tonnes mined	1,072,924	-	4,644,079	-
Open pit overburden tonnes mined	-	1,433,994	293,680	3,199,435
Total open pit tonnes mined	2,636,848	2,578,056	10,220,532	9,553,849
Total underground ore tonnes mined	64,216	-	170,899	-
Total tonnes mined	2,701,064	2,578,056	10,391,431	9,553,849

Tonnes milled	175,150	183,683	725,541	718,400
Tonnes milled per day	1,904	1,997	1,988	1,968
Head grade of ore (gpt)	2.66	2.53	2.54	3.17
Recovery (%)	97%	92%	94%	92%
Gold ounces produced	14,457	13,722	55,756	67,499

Total cash costs ($/ounce):	$1,066	$671	$958	$518
Average gold price ($/ounce):	$1,687	$1,229	$1,573	$1,225

RECONCILIATION OF CASH OPERATING COSTS PER OUNCE

	For the three months ended		For the year ended
	December 31		December 31
	2011	2010	2011	2010
Gold ounces sold	14,702	16,431	57,001	69,922
Less: underground ounces sold	(1,489)	-	(9,842)	-
Net gold ounces sold	13,213	16,431	47,159	69,922

Direct operating costs	$14,843	$11,424	$45,922	$37,422
Less:
Inventory write-down	(762)	(403)	(762)	(1,232)
Cash operating costs	13,839	11,021	44,847	36,115
Total cash cost per ounce of gold	$1,066	$671	$958	$518

The total cash cost per ounce of gold sold for the year ended December 31, 2011 was $958 per ounce compared to $518 per ounce for the year ended December 31, 2010. The increase in the cash costs per ounce relates directly to the increase in direct operating costs combined with the decrease in the ounces produced and sold.

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OPERATIONAL REVIEW

Black Fox Open Pit Mine

Production from Phase 2 of the Black Fox open pit mine commenced at the beginning of Q2 2011. The average grade for the 137,271 ore tonnes mined during the fourth quarter of 2011 was 2.03 gpt. The open pit had an operating strip ratio of 10.4:1 in Q4 2011 as opposed to a strip ratio of 7.0:1 in Q4 2010 as a result of the higher operating waste tonnes mined in Q4 2011. Total ore tonnes mined in Q4 2011 were higher than Q4 2010 given the fact Phase 1 of the open pit was close to being fully depleted at the end of Q4 2010. Total ore tonnes mined year to date were lower than 2010 due to lower production in the first half of 2011 as a result of construction activity related to the underground mine and the fact that production from Phase 2 of the open pit mine did not commence until Q2 2011.

The Company expensed all open pit mining costs after production from Phase 2 of the open pit commenced in Q2 2011, with the exception of $3.1 million in capital stripping activity in Q4 2011 and $14.1 million year-to-date. The Company capitalizes costs associated with stripping activities that provide access to ore to be mined in future periods.

High-grade tonnage from the open pit will be maintained at an average of 1,000 to 1,200 tpd. Once high-grade tonnage from the underground has reached daily production rates of 800 tpd, limited amounts of low-grade open pit ore will be required to feed the 2,000 tpd capacity mill.

Black Fox Underground Mine

During the three months ended December 31, 2011, development advance totalled 1,950 metres (“m”), including 421 m of ore access development. A total of 64,216 underground ore tonnes were mined during Q4 2011, consisting of production, development and low grade ore, at an average grade of 2.71 gpt. Total production and development ore tonnes mined were 53,089 tonnes at an average grade of 2.99 gpt. Commercial production was achieved in October 2011 when average production ore tonnes mined exceeded 480 tpd.

Based on the current mine plan, the Black Fox underground mine is expected to extend from below the existing open pit mine (near 200 m depth below surface) to approximately 500 m depth below surface. Production stopes employ the cut and fill mining method, accessed from a series of declines and 5 m by 5 m ramps from the main ramp to surface. The 9722 and the 9674 East Level were both exposed during December 2011 with ore available in January 2012. Brigus crews have continued to mine on several ore fronts in the upper levels and lower east and west levels. Underground ore is being produced from various stoping areas. As of March 28, 2012, the Company had 20 stope headings open, with 8 of the stope headings in ore.

The production shortfall experienced during Q4 2011 was a result of higher than expected dilution. Management has worked diligently to minimize dilution and has adjusted mining methods to adapt to the complex nature of the underground ore body.

In December 2011, the Company hired a new general manager with over 30 years of experience mining structurally controlled ore bodies. The main focus of the new general manager has been to maximize underground production and minimize dilution. Since December 2011, conventional mining methods have been adapted and mining crews have been trained and mentored in selective application methods. In early 2012, a review of the mining equipment fleet was undertaken. As a result, the Company replaced larger equipment with smaller equipment. In addition, the Company assembled a new geology team, including a Chief Geologist and several new underground production geologists, and has made significant process with geological interpretations and mine planning. A highly experienced Chief Engineer has also been hired, who will start work in early April 2012.

Grades from the underground mine have materially increased and continue to improve since the beginning of 2012. The average grade of underground ore mined for the first 75 days of 2012 was 5.96 gpt compared to 2.99 gpt for the fourth quarter of 2011 and averaged 5.29 gpt during the first 15 days of March 2012. Historically, the Black Fox underground mine produced 211,000 ounces at an average grade of approximately 6.0 gpt over a four-year period from 1997 to 2001. Brigus’ geological modeling underground confirms the quality and grade of the ore body that has a reserve grade of 5.9 gpt as per the NI 43-101 report released in January 2011.

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High grade tonnes mined from the underground are trending upwards and are expected to reach 800 tpd in the third quarter of 2012. The mining team plans to open 30 mining stopes so that there are at least 10 to 12 stopes actively mining in ore at all times.

Capital expenditures incurred in the fourth quarter of 2011 totalled $14.5 million, including $7.3 million for underground development, $3.1 million for open pit capital stripping and $4.1 million for underground and open pit mine equipment. The Company commenced capitalization of open pit stripping costs upon the adoption of IFRS at the beginning of 2011. IFRS allows entities to capitalize production phase stripping costs that generate a future economic benefit and amortize these costs over the life of the related reserves.

Capital expenditures for the full year in 2011 include $25.0 million for underground development, $14.1 million for open pit capital stripping and $14.6 million for underground and open pit mine equipment, which includes $2.8 million of costs associated with the mill expansion project. As noted previously, capitalization of open pit stripping costs arises from the Company's IFRS accounting policy. These costs were initially included within operating costs in the Company's 2011 forecast.

Black Fox Mill

During the three months ended December 31, 2011, the Black Fox Mill processed 175,150 tonnes of ore, at a grade of 2.66 gpt and a recovery of 97%, achieving total production of 14,457 ounces. This compares to 183,683 tonnes at a grade of 2.53 gpt and a recovery of 92%, for total production of 13,722 ounces for the same quarter in 2010. The increase in gold production in Q4 2011 is the result of processing higher grade ore than in Q4 2010. In 2012, the mill has continued to operate well with strong recoveries of 92% to 95% and availability of over 90%.

A mill optimization program commenced in July 2011 and is expected to be completed and in service during the second half of 2012. The optimization is expected to increase mill processing capacity by 5-10%, up to 2,200 tpd. Processing capacity and recovery will be increased through optimization of existing equipment, equipment additions and reduction of production losses.

The Company is committed to providing a safe work environment for its employees and the responsible stewardship of its environment. The Black Fox Mine has a strong safety record with over 1,000,000 man hours without a lost time injury.

EXPLORATION REVIEW

Black Fox Complex

Capital expenditures for exploration and development in the quarter ended December 31, 2011 totalled $3.4 million, including $3.2 million related to the Black Fox Complex and $0.2 million related to the Goldfields Project. Capital expenditures for exploration and development for the year ended December 31, 2011 totalled $14.0 million which includes $11.0 million related to the Black Fox Complex and $3.0 million related to the Goldfields Project.

The Black Fox Complex covers 18-square kilometres (“kms”) and extends 6.5 kms along the strike, at depth, of the well-known Destor-Porcupine Fault Zone, which hosts the Black Fox gold deposit and several other gold deposits in the Timmins Gold District. The exploration program is focused on step-out drilling which is intended to expand the drilling in, and around, the Contact Zone and the recently discovered 147 Zone within the Grey Fox/Pike River property, including five exploration targets: the historic Gibson Deposit, Gibson Shear, School House Zone, Hislop North Zone, and the Grey Fox South Zone. Apart from the Black Fox Mine deposit, the majority of known gold mineralization defined to date on the Black Fox Complex occurs within the Contact Zone and the 147 Zone located on the southern portion of the Black Fox Complex, about 3.5 kms southeast of the Black Fox Mine.

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The Contact Zone area is a steeply dipping fault zone located between the north-south trending argillaceous sediments and tuffs, in contact with mafic volcanics. The Contact Zone extends from the Grey Fox south claim boundary northwards for at least 1,200 m with an average strike of 350 degrees azimuth. The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 m to 35 m.

The 147 Zone area has gold mineralization which primarily occurs within multiple quartz carbonate brecciated zones within bleached units of mafic volcanics. The 147 Zone now extends to a vertical depth of 270 m below surface and remains open in all directions.

In the fourth quarter of 2011, the Company announced an initial NI 43-101 compliant, independent mineral resource estimate for the 147 and Contact Zones on the Black Fox Complex. The resource estimate added more than 50 percent to the gold resource at the Black Fox Complex. Highlights of the initial resource estimate include:

Zone	Indicated Ounces	Inferred ounces	Number of holes included	Number of holes pending
147	43,820	351,910	86	59
Contact	72,890	107,510	169	36
Total	116,710	459,420	255	95

The reported mineral resource estimates reflect resource values which include calculated cut-off grades of 2.63 gpt for the potential underground mine at the Contact Zone and 0.65 gpt for an initial open pit mine at the 147 Zone.

The Company believes these resource ounces represent near-term production opportunities given their proximity to the Black Fox infrastructure including the Black Fox Mill. An additional 95 drill holes, with assays pending, have not been included in the initial resource calculation and are expected to increase the resource and convert Inferred ounces to Indicated ounces. An updated resource estimate will be released in mid-year 2012.

During the remainder of Q4 2011 and during Q1 2012, Brigus continued to report drilling results from the 147 and Contact zones that returned excellent high-grade gold assays over significant widths. To date, Brigus has drilled over 126,000 metres on the 147 and Contact zones with significant results that include 21 gpt over 25.0 metres. All highlights from drilling completed at the 147 Zone and Contact Zone were reported in press releases dated November 29, 2011, December 15, 2011, January 11, 2012, February 2, 2012 and March 14, 2012 and are available on the Company’s website (www.brigusgold.com).

The Company will continue its exploration program in 2012 through an $8.0 million surface exploration program focused on expanding the 147 and Contact Zones as well as other high potential zones on the Black Fox Complex. These include the Grey Fox South Zone, the historic Gibson Deposit Zone and other areas of the property. Currently, there are five drill rigs in operation on the property.

Underground Exploration Program

The Black Fox underground mine exploration drilling program is expected to begin in 2012. The program is intended to expand the Black Fox gold deposit along strike and down-dip. The program is designed to offset drill results from the 2004 underground fan drilling program from the last southeast drill station located at the end of the 235 m level exploration drift. The drilling returned significant true width gold results including 31.16 gpt over 6.25m (hole 235-296) and 7.48 gpt over 2.49 m (hole 235-295).

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Black Fox Mill Property

The Black Fox Mill drill program is expected to continue following the completion of the 147 Zone drill program. The program is designed to test for gold mineralization below and along strike of the historic underground Stock Gold Mine workings and to test gold targets generated from the Titan 24 IP geophysical survey.

Goldfields Project

The Goldfields Project is located in northern Saskatchewan, Canada. During 2011, Brigus reported results from an independent technical report prepared by March Consulting Associates Inc. This pre-feasibility study indicates a net present value (“NPV”) of $144.3 million at a 5% discount rate with an internal rate of return (“IRR”) of 19.6% assuming a gold price of $1,250 per ounce. Brigus retained Wardrop, a Tetra Tech company, to complete the updated resource estimate for the Box and Athona deposits. The report was prepared in compliance with the Canadian National Instrument 43-101 and highlights are as follows:

•	Mine life of 12 years (including both Box and Athona deposits) based on existing reserves of 1,020,000 ounces of gold at an average gold grade of 1.97 gpt for the first seven years and 1.42 gpt over the life of the mine.
•	Processing rate of 1,825,000 tonnes per year and a recovery rate of 91% for the Box deposit and 89% for the Athona deposit.
•	Average cash operating costs of $601 per ounce with a break-even gold price of approximately $1,000 per ounce.
•	Capital costs of approximately $160 million.
•	Average annual gold production of approximately 100,000 ounces year over year during the first seven years.
•	At $1,500 per ounce of gold, the NPV for the project increases to $300 million with an IRR of 32%.
•	The Environmental Impact Statement has been submitted and approved. Therefore, no permitting delays are anticipated.

While completing the pre-feasibility study, Brigus has continued exploration and definition drilling on the Goldfields property as well as confirmatory metallurgical sampling and geotechnical investigations. This additional work is expected to enhance the resource and economics of the project. The ore body is open at depth with the possibility of future upside through underground mining.

Brigus remains focused on establishing steady state production levels at its Black Fox operation and potential near term expansion from new discoveries within the Black Fox Complex. Once Black Fox has reached its steady state production level in excess of 25,000 ounces of gold per quarter, Brigus will make a decision on the development of the Goldfields Project.

Ixhuatán Project, Mexico

On October 18, 2011, the Company announced that it had received regulatory approval and completed its previously announced transaction with Cangold. The terms of the transaction provide Cangold with the option to acquire a 75% interest in Brigus’ Mexican subsidiary that owns the Ixhuatán gold project, an advanced exploration stage project located in Chiapas, Mexico. Pursuant to the terms of the agreement, Cangold paid Brigus Cdn$1.0 million and issued the Company 6.0 million Cangold shares when regulatory approval was received. Cangold is required to pay Brigus Cdn$1.0 million and issue 6.0 million Cangold shares by October 18, 2012 and an additional Cdn$3.0 million and issue 4.0 million Cangold shares by October 18, 2013.

To exercise its option and acquire a 75% interest in the Ixhuatán project, Cangold is required to pay Brigus Cdn$5 million and issue 4.0 million Cangold shares and complete an independent third-party feasibility study on the Campamento Deposit within 36 months. Following Cangold’s exercise of the purchase option, Cangold and Brigus will hold 75% and 25% interests, respectively, and will be responsible for their pro-rata costs in jointly developing the Ixhuatán deposit. Brigus will retain a 2% Net Smelter Return royalty over the project and upon commencement of commercial production will receive a payment of Cdn$5.00 per ounce of gold in the Proven and Probable category included in the feasibility study.

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Dominican Republic Projects

On May 25, 2011, the Company announced that it had signed a letter of intent with Everton whereby Everton can acquire the Company’s remaining interest in the Ampliación Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic (the “Concessions”). On September 29, 2011 the option agreement for the sale was signed by both parties. On December 23, 2011, Brigus and Everton revised the option agreement.

The revised agreement requires Everton to issue 15.0 million treasury common shares to Brigus to acquire the option. Pursuant to the option, Everton can acquire Brigus’ remaining interest in the Concessions by paying Brigus Cdn$0.5 million in four installments and an additional Cdn$0.5 million in cash or common shares with a value of $0.5 million by May 31, 2012. Brigus will also receive a sliding Net Smelter Return royalty on the Concessions equal to 1.0% when the price of gold is less than US$1,000 per ounce, 1.5% when the price of gold is between US$1,000 and US$1,400 per ounce and 2% when the price of gold is above US$1,400 per ounce.

Everton will also issue Brigus a promissory note equal to the greater of Cdn$5.0 million or 5.0 million common shares of Everton. The promissory note will be subject to the completion of a NI 43-101 compliant measured and indicated resource estimate on the Concessions of a minimum of one million ounces of gold equivalent (at an average grade of 2.5 gpt or higher for Ampliación Pueblo Viejo and 1.5 gpt or higher for Ponton and La Cueva) or actual gold production from the Concessions plus a NI 43-101 compliant measured and indicated resource estimate on the Concessions (at an average grade of 2.5 gpt gold equivalent for APV and 1.5 gpt gold equivalent or higher for Ponton and La Cueva) exceeding one million ounces of gold equivalent.

As of March 28, 2012, the transaction had not received regulatory approval. The approval of this transaction is expected in Q2 2012.

Huizopa Project, Mexico

On December 23, 2010, the Company entered into an agreement to sell 100% of Minera Sol de Oro and Minas de Argonautas, including the joint venture in the Huizopa Project to Cormack Capital Group, LLC (“Cormack”). The agreement provided Cormack with an option until December 31, 2011 to return the Huizopa Project to the Company and retain a 20% carried interest in the property. As the sales agreement was not binding on Cormack, the Company did not record this transaction as a sale in 2010.

In December 2011, the Company revised the terms of the agreement. Based on the revised terms, Cormack is required to pay $3.0 million, payable in eight escalating annual installments of $0.05 million, $0.08 million, $0.1 million, $0.3 million, $0.4 million, $0.6 million, $0.7 million and $0.8 million commencing in June 2012 with the final installment due in June 2019. The Company retains a 2% Net Smelter Royalty over future production from the Huizopa Project which  Cormack can reduce to 1% by making a US$1.0 million payment to the Company. Cormack may also elect to pay up to 50% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian national stock exchange.  In addition, Brigus is entitled to receive a production bonus payment of $4.0 million within one year of the commencement of commercial production at the Huizopa Project. Voting control of the Company will not pass until June 15, 2013 and therefore the Company did not record a sale of the Huizopa property as of December 31, 2011.

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OTHER INCOME AND EXPENSES

See heading, “Review of Financial Results for the year ended December 31, 2011” for information regarding significant changes to operating and corporate administration expenses.

Amortization and depreciation expense was $4.9 million in Q4 2011 compared to $4.0 million in Q4 2010. The period over period increase is a result of amortization related to Phase 2 of the open pit which commenced in Q2 2011, amortization related to the underground mining operations which commenced in Q4 2011 as well as amortization of equipment acquired during 2011. On a year-to-date basis, amortization and depreciation increased $2.2 million to $17.5 million compared to 2010 as a result of the activities noted above.

Finance costs were $0.7 million in the fourth quarter of 2011 compared to $3.9 million in 2010. The reduction in finance costs is a result of the capitalization of $1.3 million of finance costs during Q4 2011 as well as one-time debt modification costs incurred related to the former project facility in 2010. On a year-to-date basis, finance costs decreased by $6.9 million as a result of the capitalization of $3.8 million of finance costs attributable to the development of the underground mine and open pit capital stripping and the repayment of the project facility.

During the three and twelve months ended December 31, 2011, the Company recorded a $3.2 and $10.5 million gain, respectively, relating to the change in fair value of the conversion option on the Company’s 6.5% senior unsecured convertible debentures. The convertible debentures are hybrid financial instruments and therefore the conversion option is marked-to-market each reporting period. The $20.3 million loss on derivative financial instruments in Q4 2010 related to the mark-to-market adjustment on the Company’s outstanding gold forward sales contracts.

For the three months ended December 31, 2011 and 2010, the Company recorded a gain of $1.3 million and a loss of $4.6 million, respectively, relating to the change in the fair value of the Company’s equity linked financial instruments. The Company has issued warrants to purchase common shares of the Company which are not denominated in a Company’s function currency (USD). These warrants are considered to be derivative instruments for accounting purposes and are therefore marked-to-market at the end of each reporting period. For the year ended December 31, 2011 the Company recorded a gain of $10.8 million compared to a loss of $4.6 million in 2010 on its equity linked financial instruments.

STATEMENT OF FINANCIAL POSITION

Current assets decreased by $3.5 million from $40.2 million at December 31, 2010 to $36.7 million at December 31, 2011. The decrease relates mainly to a $5.2 million decrease in restricted cash related to the repayment of the project facility and a $3.7 million reduction in the inventory balance related to the timing of Dore sales as well as the processing of stockpiled ore during 2011. These changes were offset by a reclassification of $4.9 million to current for assets held for sale related to the Dominican Republic properties.

Property, plant and equipment increased by $53.6 million from $247.8 million at December 31, 2010 to $301.4 million at December 31, 2011 as a result of the capitalization of Phase 2 stripping costs, underground mine development costs, equipment purchases, as well as exploration at both the Black Fox Complex and Goldfields property.

Current liabilities decreased by $18.3 million during 2011, from $58.7 million at December 31, 2010 to $40.4 million at December 31, 2011 due to the repayment of the Project Facility in Q1 2011. Long-term liabilities increased by $40.2 million as a result of the issuance of $50 million in convertible debentures, a new $14.2 million derivative liability related to the option provided to Cangold relating to the Ixhuatán property and an increase in the accrued site closure costs as a result of a change in the discount rate from 3% to 2% at the end of 2011. These changes were offset by fair value adjustments relating to the Company’s derivative liabilities and equity-linked financial instruments.

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Shareholder’s equity increased by $40.8 million since December 31, 2010 as a result of the issuance of common shares related to the flow-through share offering in December 2011, the exercise of warrants and options throughout the year and a positive net income balance for the year ending December 31, 2011.

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(In thousands, except per share and ounce amounts)

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
		As restated (1)	As restated (1)	As restated (1)	As restated (1)	As restated (1)	As restated (1)	As restated (1)

Revenue from the sale of gold	$21,107	$19,283	$17,883	$13,582	$22,467	$23,679	$22,163	$17,626

Operating (loss) income	$(369)	$2,627	$(2,892)	$(3,376)	$61	$9,124	$6,750	$1,459

Net income (loss)	$2,168	$13,505	$(4,003)	$4,099	$(29,058)	$(5,658)	$(18,330)	$(2,484)

Net income (loss) per share, basic	$0.01	$0.07	$(0.02)	$0.02	$(0.25)	$(0.04)	$(0.21)	$(0.04)

Net income (loss) per share, diluted	$0.01	$0.07	$(0.02)	$0.02	$(0.25)	$(0.04)	$(0.19)	$(0.03)

Gold sales in ounces	14,702	17,118	15,178	10,003	16,431	19,265	18,430	15,796

Total cash cost per ounce of gold	$1,066	$807	$865	$1,097	$671	$383	$414	$631

(1)	The comparative quarterly balances have been restated for the effect of the change in accounting policy relating to the asset retirement obligation. See note 16 of the Consolidated Financial Statements for further discussion.

KEY ECONOMIC TRENDS

The Company’s performance is largely dependent on the price of gold as it directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, global economic conditions, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control.

In 2011 there was continued volatility in the financial markets and there continues to be uncertainty around the global economic recovery. Slower global growth is expected to continue in 2012 and reflects the compounding effect of a number of factors, most notably increasing fiscal belt-tightening in many advanced nations, prior credit restraint in some key developing countries, and the cascading effect on international trade, credit, and financial conditions associated with the euro zone’s lingering sovereign debt crisis.

In this environment, precious metals continue to gain strength as an attractive investment alternative. At December 31, 2011, the spot price for gold increased to $1,575 per ounce as compared to $1,406 at December 31, 2010. The price for gold reached a new high of over $1,897 per ounce into the third quarter of 2011.

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LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has funded operations primarily through issuances of debt and equity securities and cash generated by Black Fox. At December 31, 2011 the Company’s cash balance was $18.8 million, compared to $17.6 million as at December 31, 2010. The increase in cash since December 31, 2010 is the result of operating cash inflows of $19.1 million, financing cash inflows of $38.9 million, offset by investing cash outflows of $55.9 million and a $0.9 million foreign exchange loss. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

Operating activities contributed $19.1 million to cash flow during 2011 compared to $16.6 million in the same period in 2010. Operating cash flows increased due to an increase in realized gold prices which were offset by a decrease in ounces sold and higher operating expenses.

Investing activities for the year ended December 31, 2011 utilized $44.7 million to fund underground mine development, open pit capital stripping and to acquire underground and open pit mine equipment. The Company also used $14.0 million to fund exploration and development expenditures at the Black Fox Complex and the Goldfields property. During 2010, net cash used in investing activities was $25.2 million, consisting of capital expenditures at Black Fox offset by net cash acquired in the business acquisition in June 2010.

Proceeds from financing activities for 2011 were $38.9 million and included $47.5 million net proceeds from the issuance of convertible debentures, $7.6 million from the issuance of flow-through shares and $13.5 million from the exercise of warrants and stock options. These cash inflows were offset by debt repayments of $30.7 million. In 2010, financing cash flows provided $21.9 million and included cash flows from the issuance of shares and warrants related to the business acquisition offset by debt repayments.

Planned capital expenditures for 2012 are estimated to be $45.0 million. This includes $19.0 million related to underground development, $15.0 million related to Phase 2 capital stripping and Phase 3 overburden removal and $11.0 million related to mining equipment purchases and overhauls as well as the mill expansion. Exploration expenditures are estimated to be $8.0 million.

Sandstorm Gold Stream Agreement

On November 9, 2010, Brigus entered into a gold stream agreement (the “Gold Stream Agreement”) with Sandstorm pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property (the “Gold Stream”). Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its forward gold sales contracts eliminating the obligation to deliver 99,409 ounces from October 2011 to March 2013. As a result, the Company became an unhedged gold producer. Sandstorm will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum. Brigus has the option, for a 24 month period from January 1, 2011, to reduce the Gold Stream to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox Extension for a payment of $36.6 million. For the year ended December 31, 2011, the Company delivered 6,104 ounces under the Gold Stream Agreement.

Black Fox Project Facility

On February 20, 2009, the Company entered into a $70.0 million project financing agreement (“Project Facility”) with Macquarie Bank Ltd and RMB Australia Holdings Limited as joint arrangers and underwriters. On March 23, 2011, the Company used $22.0 million of the proceeds received from the $50.0 million senior unsecured convertible debentures to repay in full the balance owing on the Project Facility.

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Convertible Debentures

On March 23, 2011, the Company sold $50.0 million principal amount of senior unsecured convertible debentures (the “Convertible Debentures”). The Convertible Debentures have a maturity date of March 31, 2016, an interest rate of 6.5% per year, payable semi-annually in arrears, and a conversion price of $2.45 per Brigus common share. The net proceeds were partially used to repay the balance of the Project Facility of $22.0 million, with the balance used to accelerate exploration drilling at the Company’s Black Fox Complex, for continuing development at the Black Fox Complex, to undertake an engineering study on the expansion of the Black Fox Mill, to pursue other growth opportunities, and for general working capital purposes.

Flow-through Shares

The Company entered into flow-through share subscription agreements during the year ended December 31, 2011, whereby it agreed to renounce to investors a total of $8.2 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2011. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 28, 2012 and December 31, 2012.

COMMITMENTS AND CONTINGENCIES

As at December 31, 2011, the Company had approximately $14.1 million of contracted equipment commitments related to the Goldfields Project.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities as at December 31, 2011:

						December 31,
	Payments due by period as of December 31, 2011					2010
	Within 1 year	1-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$25,282	$412	$-	$-	$25,694	$24,987
Long-term debt (principal and interest repayments)	13,437	23,602	51,823	-	88,862	45,404
Operating lease obligations	486	367	-	-	853	1,441
Contractual commitments	13,622	-	485	-	14,107	22,315
	$52,827	$24,381	$52,308	$-	$129,516	$94,147

OUTSTANDING SHARES

As of December 31, 2011, the Company had 201,519,178 common shares outstanding.

As of March 28, 2012, there were 217,309,182 common shares of the Company outstanding. The Company also had 17,294,655 outstanding stock options at a weighted averaged exercise price of $1.42. The Company also has 30,878,267 common share purchase warrants outstanding at a weighted average exercise price of Cdn$1.65, and up to 20,408,163 shares issuable on conversion of the convertible debentures outstanding with a maturity date of March 31, 2016.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

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RELATED PARTY TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers and employees of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, to provide additional incentive for superior performance, and to attract and retain valued personnel.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

SUBSEQUENT EVENTS

On February 23, 2012 the Company announced a $15 million bought deal equity financing, which closed on March 15, 2012. The net proceeds of the offering will be used to fund development activities at the Company’s Black Fox Mine and for general corporate purposes and working capital.

NON-GAAP FINANCIAL INFORMATION

In this report, the Company uses the term “cash operating costs”, which is considered a non-GAAP financial measures as it does not have any standardized meaning prescribed in IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This term is used by management to assess performance of individual operations and to compare the Company’s performance to other gold producers.

The term “cash operating costs” is used on a per ounce of gold basis. Cash operating costs per ounce is equivalent to direct operating cost, as found on the Consolidated Statements of Operations, less production royalty expenses and mining taxes but includes by-product credits for payable silver.

See the Reconciliation of Cash Operating Costs per Ounce for a reconciliation of this non-GAAP measures to the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

RISK FACTORS

The Company’s business contains significant risk due to the nature of mining, exploration and development activities. Certain risk factors below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate the risks wherever possible.

Nature of Mineral Exploration and Mining

Mines have limited lives based on proven and probable reserves and therefore the Company will be required to continually replace and expand its mineral reserves as it mines gold. The Company’s ability to maintain and increase its annual production of gold in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and expand existing mineral reserves at existing mines. In addition, there is a limited supply of desirable mineral lands available in Canada and other countries where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, many of which have greater financial resources than the Company does, it may be unable to acquire attractive new mining properties.

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Certain of the Company’s activities are directed toward the exploration for and the development of mineral deposits. The exploration for, and development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; capital and operating costs which are highly variable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

Mining is inherently risky and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business. Mining involves various types of risks and hazards, including, but not limited to: unanticipated changes in grade and tonnage of material to be mined and processed; unanticipated adverse geotechnical conditions; adverse weather conditions; incorrect data on which engineering assumptions are made; availability and cost of labour and other supplies and equipment; availability of economic sources of power; adequacy of access to the site; unanticipated transportation costs; government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands); lower than expected ore grades; metallurgical or other processing problems; delays in delivery and installation of equipment necessary to continue operations as planned; or failure of the Company’s equipment, processes or facilities to operate properly or as expected. For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with its historical experience and industry practice.

Reserve Estimates

The Company estimates its reserves and resources on its properties as “proven reserves”, “probable reserves” or in accordance with applicable Canadian standards, as “measured resources”, “indicated resources” or “inferred resources”. The Company’s ore reserve and resource figures and costs are primarily estimates and are not guarantees that the Company will recover the indicated quantities of these metals. The Company estimates proven reserve quantities based on sampling and testing of sites conducted by the Company and by independent third parties hired by the Company. Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less. Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable. In addition, resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The Company’s reserves are reduced as existing reserves are depleted through production. Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices. For example, the Company’s reserves at Black Fox were estimated using a gold price of $1,150/oz for 88% of production and $500/oz for the remaining gold production that is sold through the Gold Stream Agreement. Gold prices have fluctuated widely in the past. Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized. Any material reduction in the Company’s reserves estimates could have a material adverse effect on the Company’s results or operations or financial condition.

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Development Projects

The Company is engaged in the development of new ore bodies. The Company’s ability to sustain or increase its present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations. Decisions regarding future projects, including the 147 Zone, Contact Zone, Grey Fox, Pike River, and Goldfields, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow. The Company’s estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis. The Company also conducts feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. There can be no assurance that any future exploration or development efforts will be profitable.

The Goldfields Project is currently at the pre-development stage. Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material, permits and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices, as well as the continued support of the local community. There can be no assurance that the construction will commence or continue in accordance with current expectations or at all.

In addition, the Goldfields Project has no recent operating history upon which to base estimates of future commercial viability. Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drill holes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that differences in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. There can be no assurance that the Company will be able to complete the Goldfields development project on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Should any of these events occur, it could have a material adverse effect on the Company’s results of operations, financial condition, and prospects.

Production Estimates

The Company prepares estimates of future production for its operations. The Company develops its estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing. In the past, the Company’s actual production from time to time has been lower than its production estimates and this may be the case in the future. In particular, the Company’s estimate of 2010 as well as 2011 gold production from the ramp up of the Phase 2 open pit and commencement of underground production was lower than originally predicted as a result of a delay in the development of the underground operations.

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Each of these factors also applies to future development properties not yet in production. In the case of mines the Company may develop in the future, the Company does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates. In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

Environment Laws and Regulations

The Company’s exploration and production activities in Canada are subject to regulations by governmental agencies under various environment laws. The Company is also subject to environmental regulations in Mexico and the Dominican Republic where it has exploration and development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation in many countries is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments and proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes in or delays in the Company’s intended activities. There can be no assurance that future changes in environment regulations will not adversely affect the Company’s business.

Property Rights, Permits and Licensing

The Company derives the rights to most of its mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees. If the Company fails to make these payments when they are due, its rights to the property may lapse. There can be no assurance that the Company will always make payments by the requisite payment dates. In addition, some contracts with respect to the Company’s mineral properties require development or production schedules. There can be no assurance that the Company will be able to meet any or all of the development or production schedules. The Company’s ability to transfer or sell its rights to some of its mineral properties requires government approvals or third party consents, which may not be granted.

Uncertainty of Title

While the Company has no reason to believe that its rights to mine on any of its properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

If there are title defects with respect to any of the Company’s properties, it might be required to compensate other persons or perhaps reduce the Company’s interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from operations as well as ongoing exploration and development programs. Furthermore, if the Company loses its rights in and to any of its properties, it could have a material adverse effect on the Company’s operations or financial condition.

Capital Expenditures

In order to explore and, if exploration is successful, develop the Company’s projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration. The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material. If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

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The Company’s ability to obtain the funding necessary to explore and develop its properties and projects depends upon a number of factors, including the state of the North American and worldwide economies and the price of gold. The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favorable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development of some or all of its exploration and /or development properties.

Substantial expenditures will be required to develop the Goldfields Project located in Saskatchewan, Canada. The Company may not be able to obtain final permits for the project and there may be significant variances relative to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, accounts receivables, restricted cash, restricted certificates of deposit, investment receivable and notes receivable in the ordinary course of business. Cash, restricted cash and restricted certificates of deposit are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivables owed to the Company in the ordinary course of business is not significant.

There are no material financial assets that the Company considers to be past due except for the Calais notes receivable. The Calais notes were due in full as of November 30, 2011 and as of December 31, 2011 no payments had been received. The notes are classified as held to maturity and recorded at the value of the underlying property which secures the notes. This mitigates any credit risk associated with the recovery of the notes receivable and therefore the Company is not exposed to significant credit risk.

The Company assesses quarterly whether there has been an impairment of the financial assets of the Company. The Company has not recorded impairment of any of the Company’s financial assets during the year ended December 31, 2011.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements, including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

The Company’s current annual interest obligation associated with the Convertible Debentures is approximately $3.25 million, which the Company may satisfy in cash, or by issuing common shares to raise cash proceeds for the payment of interest or a combination thereof at its option. The Company may also incur additional indebtedness from time to time to finance working capital, exploration or development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in the indenture governing the Convertible Debentures and in any other agreements under which the Company may incur indebtedness in the future. The Company’s indebtedness and interest payment obligations could adversely affect its ability to operate its business and may limit the Company’s ability to take advantage of potential business opportunities

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while increasing production levels at its current operations.

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Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include Canadian dollar restricted cash, restricted certificates of deposit, and accounts payable. The Company’s functional and reporting currency is US dollars. The Company’s Canadian operations at the Black Fox Mine are translated from the host currency to US dollars. Therefore, exchange rate movements in the Canadian dollar can have a significant impact on the Company’s consolidated operating results.

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

Commodity Price Risk

Historically, the Company has primarily derived its revenues from the sale of gold, and its current development and exploration activities are focused on gold. As a result, the Company’s future earnings are directly related to the price of gold. Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond the Company’s control and are impossible for the Company to predict. If the market price for gold falls below the Company’s costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for its projects. Furthermore, any such reduction in the market price for gold could cause the Company to experience significant losses and could require the Company to discontinue exploration, development and/or mining at one or more of its properties.

The Company is also a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability.

Equity Price Risk

The Company’s common shares are listed on the NYSE Amex Equities Exchange and the Toronto Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in the Company’s financial condition or liquidity.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect its long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

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Furthermore, approximately 48.2 million of the Company’s common shares are issuable on exercise of warrants and options to purchase common shares at prices ranging from approximately $0.88 to $2.60 and $0.60 to $8.96 at a weighted average price of $1.67 and $1.46, respectively.

In addition, each $1,000 principal amount of the Convertible Debentures are convertible into common shares of the Company at the option of the holder at a conversion price of $2.45 per common share. Further, common shares of the Company are potentially issuable in connection with the Convertible Debentures in the following circumstances: (i) at the Company’s election in lieu of payment of principal upon redemption or maturity of the Convertible Debentures, (ii) upon a change of control of the Company (as defined in the Indenture) and (iii) at the Company’s election to pay interest on the Convertible Debentures in common shares.

During the term of the warrants, options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of the Company’s common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Company’s common shares. The holders of the warrants, options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to the Company than those provided by the outstanding rights.

CRITICAL ACCOUNTING POLICIES and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. The Company has identified certain accounting policies that the Company believes are most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of the operations. The Company’s significant accounting policies are disclosed in Note 3 to the December 31, 2011 Consolidated Financial Statements.

Inventories

There are three elements of inventories in which management is required to make estimates and assumptions - stockpile ore, in-circuit gold inventories and doré. All are valued at the lower of cost or net realizable value. Cost includes the direct production costs, attributable overheads and depreciation incurred to bring the material to its present point in the process cycle. Net realizable value represents that value that can be realized upon sale of the inventory in question, less a reasonable allowance for further processing and sales costs, where applicable. The estimates and assumptions used in the measurement of the inventories include surveyed stockpiled quantities, in circuit process volumes, gold contents of both, recoverable ounces once processed and the price per ounce of gold when ounces of gold are recovered and sold.

Mining Interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant, property and equipment and expenditures related to exploration arising from property acquisitions. Mine development costs are capitalized after proven and probable reserves have been identified. Amortization is calculated using the unit-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves.

Buildings and equipment are recorded at acquisition cost and amortized on a unit-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is amortized on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated mine lives. Repair and maintenance costs are expensed as incurred.

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Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

The Company reviews the carrying values of its assets on a regular basis for indicators of impairment at the end of each reporting period by reference to project economics. Impairment assessments are conducted at the level of cash-generating units (“CGU’s”), with the Black Fox operating mine and development projects representing separate CGU’s. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The recoverable amount is the greater of the CGU’s fair value less costs to sell and its value in use. The estimates and assumptions used by management in the assessments include recoverable ounces of gold from the reserves and resources, long-term gold prices, the Canadian dollar/US dollar exchange rate and future costs of operations.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

Deferred Revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices. The Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment. The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

Reclamation and Closure Costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation. Any changes could have a material impact due to their nature and unpredictability and would be reflected prospectively, as a change in accounting estimate.

Foreign Currency Translation

The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s Canadian operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using rates of changes at the transaction dates; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; income statement items denominated in foreign currencies are translated using the average monthly exchange rates; and the resulting foreign exchange gains and losses are included in earnings.

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FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Also, the IASB has issued an amendment to IFRS 9 Financial Instruments (“IFRS 9”), which changes the effective date of IFRS 9 (2009) and IFRS 9 (2010), so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015 with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures which outlines that with the amendments to IFRS 9 entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

The requirements relating to separate financial statements in IAS 27 are unchanged in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) is amended to conform with changes in IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of these new standards on the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

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The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

The IASB issued amendments to IAS 19 Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments to other employee benefits include modification of the accounting for termination benefits and classification of other employee benefits. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRIC 20 on the consolidated financial statements.

Amendments were issued by the IASB to IAS 32 Financial Instruments: Recognitions and Measurement (“IAS 32”), which address inconsistencies in current practice when applying the offsetting criteria. These amendments are part of the IASB’s offsetting project. These amendments must be applied starting January 1, 2014 with early adoption permitted. The IASB also issued amendments to IFRS 7 Financial Instruments Disclosures as part of the offsetting project. This includes specific disclosures related to offsetting financial assets and liabilities that will enable users of an entities financial statements to evaluate the effect of potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and liabilities, on the entity’s financial position. These amendments must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting the IAS 23 and IFRS 7 amendments on the consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators confirmed that Canadian reporting issuers would be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The Company’s transition date was January 1, 2010 and the Company has prepared the opening IFRS Statement of Financial Position at that date. For further information on the Company’s significant accounting policies under IFRS, refer to Note 3 in the December 31, 2011 consolidated financial statements.

The Company’s consolidated financial statements for the year ending December 31, 2011 are the Company’s first set of annual financial statements that comply with IFRS, as issued by the IASB, including the application of IFRS 1. IFRS 1 requires that comparative financial information be provided. As a result, the Company has applied IFRS as of January 1, 2010. IFRS requires first-time adopters to retrospectively apply all IFRS’s that will be in effect at its December 31, 2011 reporting date. However, IFRS 1 provides for certain optional and certain mandatory exceptions for first-time adopters. The Company has applied certain of these exemptions to its opening Statement of Financial Position dated January 1, 2010, as described below:

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a)         Elected Exemptions from Full Retrospective Application

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to use this exemption and has only applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

Borrowing costs

The Company has elected the transition date, January 1, 2010, as the date to apply the transitional provisions set out in IAS 23 Borrowing Costs (“IAS 23”). The Company will capitalize borrowing costs in accordance with IAS 23 for qualifying assets which commenced construction after January 1, 2010.

Arrangements containing a lease

The Company has elected to apply transitional provisions under IFRIC 4 Determining whether an Arrangement contains a Lease (“IFRIC 4”). The Company made an assessment of the leases for US GAAP purposes under ASC 840 (EITF 01-8) as at the date of applicability, May 28, 2003. Accordingly the Company has not reassessed arrangements containing leases as of January 1, 2010.

Decommissioning liabilities

IFRS 1 provides an exemption for decommissioning liabilities whereby, if elected, the Company would not be required to comply with the requirements in IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities for changes in liabilities that occurred before the date of transition to IFRS. The Company has elected to use this exemption, and will account for changes in decommissioning liabilities prospectively from January 1, 2010.

Share-based payment transactions

IFRS 1 permits first-time adopters to not apply IFRS 2 to equity instruments that were granted on or before November 7, 2002 or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.  The Company has elected to take this exemption and not apply IFRS 2 to awards that vested prior to January 1, 2010.

b) Mandatory Exceptions to Retrospective Application

Estimates

In accordance with IFRS 1, an entity’s estimates at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were made in error. Hindsight was not used to create or revise estimates and accordingly the estimates made by the Company under US GAAP are consistent with their application under IFRS.

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c) IFRS Transition Adjustments

All IFRS transition differences that resulted in an adjustment to the Company’s Statement of Financial Position, at January 1, 2010 and December 31, 2010 and Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2010 are as follows:

a) Capitalization of Exploration and Evaluation Expenditures

Under US GAAP, exploration expenditures incurred to locate areas of potential mineralization are expensed as incurred. Capitalization of these costs is only permitted once the commercial feasibility of the mineral deposits has been established. IFRS permits entities to capitalize or expense exploration costs, subject to certain limits. Under IFRS, the Company will capitalize exploration costs, once the legal right to explore has been established. This accounting policy choice has been applied retrospectively.

The opening balance sheet adjustments at January 1, 2010, included an increase to retained earnings of $33.0 million, an increase to property, plant and equipment of $32.4 million and an increase to inventory of $0.6 million. During the year ended December 31, 2010 the capitalization of exploration and evaluation costs resulted in an increase to retained earnings of $5.7 million, an increase to property, plant and equipment of $6.7 million and a decrease to inventory of $1.0 million. Depreciation expense increased by $0.4 million and direct operating costs increased by $1.4 million for the year ended December 31, 2010 while exploration and evaluation expenditures were reduced by $6.7 million.

b) Componentization of Property, Plant and Equipment

IFRS requires that each component of an item of property, plant and equipment with a significant cost in relation to the total cost of the item should be depreciated separately, according to its useful life. Under US GAAP, a components approach for depreciation is permitted but not required.

The adjustment to property, plant and equipment and depreciation expense for the year ended December 31, 2010 was $0.6 million and the adjustment to property, plant and equipment at January 1, 2010 was $0.2 million.

c) Borrowing Costs

Both US GAAP and IFRS contain provisions for capitalizing certain borrowing costs associated with qualifying assets. However, there are differences as to which costs qualify for capitalization, the definition of a qualifying asset, and the amounts eligible for capitalization in relation to specific borrowings.

Under US GAAP, capitalized interest was determined by applying the capitalization rate to the average of the accumulated expenditures relating to qualifying assets.

The Company has elected to take the IFRS 1 exemption relating to borrowing costs and apply IAS 23 effective January 1, 2010. Accordingly, there are no adjustments to opening retained earnings. There was a decrease in capitalized interest for the period ended December 31, 2010 under IFRS resulting in a decrease in property, plant and financing costs of $0.2 million.

d) Stripping Costs

Under US GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. The Company’s policy under IFRS is to capitalize stripping costs during the production phase incurred to access ore that will be mined in future periods as it will provide a future economic benefit. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the related stripping activity.

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The Company has determined that certain stripping costs incurred during the production phase at Black Fox should be capitalized as they were incurred to provide access to ore that will be mined in future periods. The adjustment to increase property, plant and equipment and reduce direct operating costs for the year ended December 31, 2010 was $5.2 million.

e) Warrants Issued for Services Received

Under US GAAP, an equity-linked financial instrument is not considered to be indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The Company has outstanding warrants that are denominated in Canadian dollars, which differs from the Company’s US dollar functional currency. As a result, these warrants were not considered to be indexed to the Company’s own stock, and were accounted for separately as derivative liability instruments with fair value assessed at each reporting date, rather than as equity instruments.

Under IFRS, warrants to purchase common shares of the Company issued for services received (“Compensation Warrants”) fall within the scope of IFRS 2. IFRS 2 requires that Compensation Warrants are initially recorded at fair value based on the fair value of the goods or services received and are classified on the Statement of Financial Position within equity.

The fair value of the Compensation Warrants as at the date issued was determined, reversing the previously recorded unrealized fair value adjustment. The opening balance sheet adjustments at January 1, 2010 include a decrease in the equity linked financial instrument liability of $24.4 million which included a fair value adjustment of $12.8 million and a reclassification between the equity-linked financial instruments liability and equity of $11.6 million. The adjustments required for Compensation Warrants for the period ended December 31, 2010 include a decrease in the liability of $6.1 million which includes a reclassification from equity-linked financial instruments to equity of $2.2 million and a fair value adjustment of $3.9 million. The impact on the Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2010 was a reduction of a loss on the equity linked-financial instruments of $3.9 million.

f) Income taxes

IFRS disallows deferred taxes to be recognized on the initial recognition of an asset or liability that results from a transaction that is not a business combination. The opening balance sheet adjustments at January 1, 2010 included a reduction of property, plant and equipment of $0.4 million, an increase in the accrued long-term liabilities of $0.9 million, and a reduction in the deferred tax liability of $1.3 million. At December 31, 2010 there was a reduction in the deferred tax liability of $2.4 million, an increase in accrued liabilities of $1.9 million, a decrease in the property, plant and equipment balance of $0.4 million and an increase of the income tax recovery of $0.1 million, and a reclassification between income tax recovery and renunciation of flow through shares of $1.4 million at December 31, 2010. These adjustments related to the reversal of the deferred tax liability associated with the acquisition of the Black Fox Mill as well as the treatment of flow-through share financing under IFRS.

g) Accrued Site Closure Costs

On transition to IFRS the Company reclassified accretion expense to finance costs in accordance with IAS 23. Under US GAAP accretion expense was recorded as a standalone item. This resulted in a reclassification from accretion expense to finance costs of $0.6 million for the year ended December 31, 2010.

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CONTROLS AND PROCEDURES

(i)	Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial or territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2011 an evaluation was carried out, under the supervisions and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officers, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2011.

(ii)	Management’s Report on Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2011, management evaluated the effectiveness of the Company’s internal control over financial reporting. In making this evaluation, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at December 31, 2011. No material weaknesses were identified by management during this evaluation.

(iii)	Change in Internal Control over Financial Reporting

There were no changes to the internal controls over financial reporting during the quarter ending December 31, 2011.

During 2011 the Company restated balances within the March 31, 2011 condensed consolidated interim financial statements. Management, with the participation of the Chief Executive Officer and Chief Financial Officer, re-evaluated the effectiveness of internal controls over financial reporting at both December 31, 2010 and March 31, 2011. Based on the reassessment, the Chief Executive Officer and the Chief Financial Officer concluded that as of December 31, 2010 the internal controls over financial reporting were effective. For the period ended March 31, 2011 they concluded that a deficiency existed which resulted in the restatement of balances during that period but that this did not represent a material weakness and internal controls over financial reporting were effective. During the three months ended June 30, 2011 Management amended procedures related to the accounting for flow-through shares to include procedures to capture all activity associated with flow-through share offerings including the renunciation of tax benefits.

Other than as described above, there have been no significant changes in internal controls over financial reporting during the period ended December 31, 2011 that could have affected or are likely to materially affect the Company’s internal controls over financial reporting.

Cautionary Note Regarding Forward-Looking Statements and Information:

This report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

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●	plans for the development of and production at the Black Fox Mine including, without limitation, the timing of the development of, and future production quantities from, the underground mine and Phase 2 open pit at Black Fox;
●	estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;
●	timing and costs associated with the completion of capital projects, including the Company’s development of the Black Fox underground mine and the planned expansion of the Black Fox Mill;
●	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the 6.5% senior unsecured Convertible Debentures due March 31, 2016;
●	the Company’s exploration and development plans, including such plans and financing of such plans for the Company’s Grey Fox, Pike River, Stock Mine, and Goldfields projects ;
●	the sale of the Huizopa, Ixhuatán and Dominican Republic projects;
●	liquidity to support operations and debt repayment;
●	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
●	the establishment and estimates of additional mineral reserves and resources;
●	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
●	projected total production costs, cash operating costs and total cash costs;
●	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
●	future processing capacity of the Black Fox Mine;
●	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
●	timing and issuance of permits;
●	estimates of closure costs and reclamation liabilities;
●	the Company’s ability to obtain financing to fund future expenditure and capital requirements; and
●	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report. Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations is included under the heading “Risk Factors” in this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information. Factors that could cause or contribute to such differences include, but are not limited to unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors;” and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the SEC.

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Many of these factors are beyond the Company’s ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect the Company. The Company may note additional factors elsewhere in this report. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or information.

ACCOUNTING PRINCIPLES AND OTHER INFORMATION

References to “we,” “our,” “us,” the “Company” or “Brigus” mean Brigus Gold Corp. (formerly Apollo Gold Corporation) and its consolidated subsidiaries, or to any one or more of them, as the context requires.

On June 24, 2010, the Company’s shareholders authorized the Company to effect a 1-for-4 reverse split of the number of shares of the Company's common stock (the “Reverse Split”). Immediately prior to the Reverse Split, 517,565,717 shares of common stock were outstanding. Upon execution of the Reverse Split, such shares were consolidated into 129,391,429 shares of common stock. This MD&A and the accompanying financial statements have been retroactively adjusted to reflect the Reverse Split.

reporting requirements for disclosure of mineral properties

Certain information in this report concerning our properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005 (“CIM Standards”).

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in this annual report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Standards differ in certain respects from the U.S. standards. Brigus’ Proven and Probable Mineral Reserves are estimated in accordance with definitions set forth in NI 43-101.

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ADDITIONAL INFORMATION

Additional information relating to Brigus, including its Annual Information Form for 2011, is available on SEDAR at www.sedar.com and on the Company’s website at www.brigusgold.com.

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